UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and

Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CAPLEASE, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

140288200

(CUSIP Number)

Roberta S. Matlin

President

Inland Investment Advisors, Inc.

2901 Butterfield Road

Oak Brook, Illinois 60523

(630 218-8000)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 19, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 140288200

1.	Names of Reporting Persons Inland American Real Estate Trust, Inc. (I.R.S. Employer Identification No. 34-2019608)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Maryland Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,617,522(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,617,522(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,617,522(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.9%(2)

14.	Type of Reporting Person (See Instructions) CO

(1) The number of shares reported as beneficially owned is as of February 20, 2008.

(2) The percentage is calculated based on a total of 44,350,330 of the Issuer’s shares of common stock, par value $0.01 per share, outstanding as of November 5, 2007, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 7, 2007.

CUSIP No. 140288200

1.	Names of Reporting Persons Inland Western Retail Real Estate Trust, Inc. (I.R.S. Employer Identification No. 42-1579325)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Maryland Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 40,000(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 40,000(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,000(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.1%(2)

14.	Type of Reporting Person (See Instructions) CO

(1) The number of shares reported as beneficially owned is as of February 20, 2008.

(2) The percentage is calculated based on a total of 44,350,330 of the Issuer’s shares of common stock, par value $0.01 per share, outstanding as of November 5, 2007, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 7, 2007.

CUSIP No. 140288200

1.	Names of Reporting Persons Inland Investment Advisors, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,709,022(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,709,022(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,709,022(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6%(2)

14.	Type of Reporting Person (See Instructions) IA, CO

(1) The number of shares reported as beneficially owned is as of February 20, 2008.  Includes shares beneficially owned by Inland Investment Advisors, Inc. through its management of the discretionary accounts of its clients.

(2) The percentage is calculated based on a total of 44,350,330 of the Issuer’s shares of common stock, par value $0.01 per share, outstanding as of November 5, 2007, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 7, 2007.

CUSIP No. 140288200

1.	Names of Reporting Persons Inland Real Estate Investment Corporation (I.R.S. Employer Identification No. 36-3337999)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,709,022(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,709,022(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,709,022(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6%(2)

14.	Type of Reporting Person (See Instructions) HC, CO

(1) The number of shares reported as beneficially owned is as of February 20, 2008.  Includes shares beneficially owned by Inland Investment Advisors, Inc., a wholly-owned subsidiary of Inland Real Estate Investment Corp., through its management of the discretionary accounts of its clients.

(2) The percentage is calculated based on a total of 44,350,330 of the Issuer’s shares of common stock, par value $0.01 per share, outstanding as of November 5, 2007, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 7, 2007.

CUSIP No. 140288200

1.	Names of Reporting Persons The Inland Group, Inc. (I.R.S. Employer Identification No. 36-3189393)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,709,022(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,709,022(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,709,022(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6%(2)

14.	Type of Reporting Person (See Instructions) HC, CO

(1) The number of shares reported as beneficially owned is as of February 20, 2008.  Includes shares beneficially owned by Inland Investment Advisors, Inc., an indirect wholly-owned subsidiary of The Inland Group, Inc., through its management of the discretionary accounts of its clients.

(2) The percentage is calculated based on a total of 44,350,330 of the Issuer’s shares of common stock, par value $0.01 per share, outstanding as of November 5, 2007, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 7, 2007.

CUSIP No. 140288200

1.	Names of Reporting Persons Daniel L. Goodwin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,709,022(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,709,022(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,709,022(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6%(2)

14.	Type of Reporting Person (See Instructions) HC, IN

(1) The number of shares reported as beneficially owned is as of February 20, 2008.  Includes shares beneficially owned by Inland Investment Advisors, Inc., an indirect wholly-owned subsidiary of The Inland Group, Inc., through its management of the discretionary accounts of its clients.  Mr. Goodwin is the controlling shareholder of The Inland Group, Inc.

(2) The percentage is calculated based on a total of 44,350,330 of the Issuer’s shares of common stock, par value $0.01 per share, outstanding as of November 5, 2007, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 7, 2007.

CUSIP No. 140288200

1.	Names of Reporting Persons Robert H. Baum

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,000(1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,000(1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%(2)

14.	Type of Reporting Person (See Instructions) IN

(1) The number of shares reported as beneficially owned is as of February 20, 2008.

(2) The percentage is calculated based on a total of 44,350,330 of the Issuer’s shares of common stock, par value $0.01 per share, outstanding as of November 5, 2007, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 7, 2007.

CUSIP No. 140288200

1.	Names of Reporting Persons G. Joseph Cosenza

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 28,000(1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 28,000(1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,000(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.1%(2)

14.	Type of Reporting Person (See Instructions) IN

(1) The number of shares reported as beneficially owned is as of February 20, 2008.

(2) The percentage is calculated based on a total of 44,350,330 of the Issuer’s shares of common stock, par value $0.01 per share, outstanding as of November 5, 2007, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 7, 2007.

CUSIP No. 140288200

1.	Names of Reporting Persons Eagle Financial Corp. (I.R.S. Employer Identification No. 36-3839340)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,000(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,000(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,000(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%(2)

14.	Type of Reporting Person (See Instructions) CO

(1) The number of shares reported as beneficially owned is as of February 20, 2008.

(2) The percentage is calculated based on a total of 44,350,330 of the Issuer’s shares of common stock, par value $0.01 per share, outstanding as of November 5, 2007, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 7, 2007.

CUSIP No. 140288200

1.	Names of Reporting Persons The Inland Real Estate Transactions Group, Inc. (I.R.S. Employer Identification No. 36-3640591)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,000(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,000(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,000(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%(2)

14.	Type of Reporting Person (See Instructions) HC, CO

(1) The number of shares reported as beneficially owned is as of February 20, 2008.  Includes shares beneficially owned by Eagle Financial Corporation, a subsidiary of The Inland Real Estate Transaction Estate Group, Inc., an indirect wholly-owned subsidiary of The Inland Group, Inc.

(2) The percentage is calculated based on a total of 44,350,330 of the Issuer’s shares of common stock, par value $0.01 per share, outstanding as of November 5, 2007, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 7, 2007.

Item 1.	Security and Issuer

This Amendment No. 1 to the Schedule 13D (the “Amendment”) amends, restates and supplements the Schedule 13D filed by Inland American Real Estate Trust, Inc., Inland Western Retail Real Estate Trust, Inc., Inland Investment Advisors, Inc., Inland Real Estate Investment Corporation, The Inland Group, Inc. and Daniel L. Goodwin with the Securities and Exchange Commission on September 20, 2007 (the “Initial Statement” and, together with the Amendment, the “Schedule 13D”), in connection with the purchase of Shares by certain of the Reporting Persons.  Capitalized terms used in this Amendment without being defined herein have the meanings given to them in the Initial Statement.

Item 2.	Identity and Background.

Appendices A – G of this Schedule 13D regarding the Identity and Background items (2)(a), (b), (c) and (f) of each of the executive officers and directors of Inland American, IWRRETI, Adviser, IREIC, TIGI, Eagle, and TIRETG, respectively, which information is incorporated by reference into this Item 2, are amended and restated in their entirety.

In addition, Item 2 of Schedule 13D is hereby amended and supplemented by the addition of the following information:

(a)           Robert H. Baum

(b)           Business Address:  2901 Butterfield Road, Oak Brook, Illinois 60523

(c)           Principal Occupation:  Vice Chairman, Executive Vice President and General Counsel of The Inland Group, Inc.

Address of Principal Office:  2901 Butterfield Road, Oak Brook, Illinois 60523

(d)           Mr. Baum has not been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors.

(e)           Mr. Baum has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years the result of which was or is subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws.

(f)            Citizenship:  United States

(a)           G. Joseph Cosenza

(b)           Business Address:  2901 Butterfield Road, Oak Brook, Illinois 60523

(c)           Principal Occupation:  Vice Chairman, The Inland Group, Inc. and President of Inland Real Estate Acquisitions, Inc.

Address of Principal Office:  2901 Butterfield Road, Oak Brook, Illinois 60523

(d)           Mr. Cosenza has not been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors.

(e)           Mr. Cosenza has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years the result of which was or is subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws.

(f)            Citizenship:  United States

(a)           Eagle Financial Corp. (“Eagle”)

(b)           State of Incorporation:  Illinois

Address of Principal Office:  2901 Butterfield Road, Oak Brook, Illinois 60523

(c)           Principal Business:  Eagle is engaged in purchase and sale of securities.

(d)           Eagle has not been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors.  To the knowledge of Eagle, none of the executive officers and directors of Eagle has been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors.

(e)           Eagle has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years the result of which was or is subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws.  To the knowledge of Eagle, none of the executive officers and directors of Eagle has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years the result of which subjected him or her to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws.

Please see Appendix F filed with this Schedule 13D for Identity and Background items (2)(a), (b), (c) and (f) of each of the executive officers and directors of Eagle, which information is incorporated by reference into this Item 2.

(a)           The Inland Real Estate Transactions Group, Inc. (“TIRETG”)

(b)           State of Incorporation:  Illinois

Address of Principal Office:  2901 Butterfield Road, Oak Brook, Illinois 60523

(c)           Principal Business:  Holding company for separate companies engaged in real estate brokerage, leasing, marketing, acquisition, disposition, development, and purchase and sale of securities.

(d)           TIRETG has not been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors.  To the knowledge of TIRETG, none of the executive officers and directors of TIRETG has been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors.

(e)           TIRETG has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years the result of which was or is subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws.  To the knowledge of TIRETG, none of the executive officers and directors of TIRETG has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years the result of which subjected him or her to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws.

Please see Appendix G filed with this Schedule 13D for Identity and Background items (2)(a), (b), (c) and (f) of each of the executive officers and directors of TIRETG, which information is incorporated by reference into this Item 2.

Inland American, Adviser, IREIC, TIGI, Eagle, TIRETG, Mr. Goodwin, Mr. Baum, and Mr. Cosenza collectively are referred to herein as the “Reporting Persons.”

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Initial Statement is hereby amended and supplemented by the addition of the following information:

Pursuant to the Inland American Advisory Agreement, Adviser has purchased on behalf of Inland American an additional 352,750 Shares for an aggregate price of $3,111,361 in approximately 80 open-market transactions from September 20, 2007 through February 20, 2008.  The working capital of Inland American and brokerage account margin loans were the sources of consideration for the purchases.

Pursuant to an investment advisory agreement for discretionary accounts, substantially in the form attached as Exhibit 7.4 to this Schedule 13D, Adviser has purchased on behalf of Benedictine University 8,000 Shares for an aggregate price of $68,531 in approximately 6 open-market transactions from December 17, 2007 through February 15, 2008.  The working capital of Benedictine University and brokerage account margin loans were the sources of consideration for the purchases.

Pursuant to an investment advisory agreement for discretionary accounts, substantially in the form attached as Exhibit 7.4 to this Schedule 13D, Adviser has purchased on behalf of Eagle Financial 4,000 Shares for an aggregate price of $28,591 in approximately 2 open-market transactions from January 18, 2008 through January 22, 2008.  The working capital of Eagle and brokerage account margin loans were the sources of consideration for the purchases.

Pursuant to an investment advisory agreement for discretionary accounts, substantially in the form attached as Exhibit 7.4 to this Schedule 13D, Adviser has purchased on behalf of Mr. Goodwin 10,500 Shares for an aggregate price of $85,091 in approximately 6 open-market transactions from January 15, 2008 through February 20, 2008.  Personal funds were the source of consideration for the purchases.

Pursuant to an investment advisory agreement for discretionary accounts, substantially in the form attached as Exhibit 7.4 to this Schedule 13D, Adviser has purchased on behalf of Mr. Baum 1,000 Shares for an aggregate price of $8,341 in approximately 1 open-market transaction on December 31, 2007.  Personal funds were the source of consideration for the purchase.

Pursuant to an investment advisory agreement for discretionary accounts, substantially in the form attached as Exhibit 7.4 to this Schedule 13D, Adviser has purchased on behalf of Mr. Cosenza 28,000 Shares for an aggregate price of $220,289 in approximately 1 open-market transaction on January 23, 3008.  Personal funds were the source of consideration for the purchase.

To the knowledge of Inland American, IWRRETI, Adviser, IREIC, TIGI, Eagle and TIRETG, respectively, this Item 3 is inapplicable to the executive officers and directors listed on Appendices A through G, with the exception of Mr. Goodwin, Mr. Baum, and Mr. Cosenza, because none of those executive officers and directors owns any Shares of the Company.

The last sentence of the second paragraph of Item 3 of the Initial Statement is hereby replaced in its entirety with the following:

The advisory agreements of Adviser with each of Eagle, Mr. Goodwin, Mr. Baum and Mr. Cosenza, respectively,  in the form attached to this Schedule 13D as Exhibit 7.4 and the Inland American Advisory Agreement and IWRRETI Advisory Agreement are collectively referred to in this Schedule 13D as the “Advisory Agreements.”

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

Adviser beneficially owns Shares by virtue of having discretionary authority to vote and dispose of those Shares pursuant to the respective Advisory Agreements.  Adviser is a wholly owned subsidiary of IREIC, which is a wholly owned subsidiary of TIGI, of which Mr. Goodwin is the controlling shareholder.  Eagle is a wholly owned subsidiary of TIRETG, which is a wholly owned subsidiary of TIGI.  Each of the Reporting Persons that has acquired Shares of the Company acquired them for the purpose of making an investment in the Company.  Inland American and Adviser have also considered, on a preliminary basis, various courses of action with respect to the Company, including:  (i) causing Inland American, or a subsidiary or affiliate thereof, to acquire additional Shares in a cash tender offer or exchange offer; (ii) proposing a merger or sale or similar transaction between Inland American, or an affiliate of Inland American, and the Company; and (iii) seeking representation on the Company’s board of directors.  None of the applicable Reporting Persons has reached any conclusion as to any of the foregoing alternatives.  Pending a conclusion or a determination to dispose of all or a portion of the Shares which it owns, these Reporting Persons will hold all of their Shares, respectively, as an investment.

Until any of the applicable Reporting Persons makes a decision concerning the alternatives described above, and depending on market conditions and other factors, the Reporting Persons may continue to purchase Shares of the Company in brokerage transactions on the New York Stock Exchange, or in private transactions if appropriate opportunities to do so are available on such terms and at such times as the purchaser considers desirable.

Each of the Reporting Persons intends to continuously review its investment in the Company and may in the future change its present course of action, and Inland American, Adviser and other Reporting Persons, except IWRRETI,  may decide to pursue one of the alternatives discussed in the first paragraph of this Item 4.  Any one or more of the Reporting Persons, except IWRRETI, may seek control of the Company or may merely seek to increase its or his beneficial ownership of Shares of the Company without obtaining control.  Any one or more of the Reporting Persons with dispositive power may determine to dispose of all or a portion of the Shares that it now owns or may hereafter acquire.  In reaching any conclusion as to the foregoing, each of the Reporting Persons will consider various factors, such as the Company’s business and prospects, other developments concerning the Company (including, but not limited to, the attitude of the board of directors and management of the Company), other business opportunities available to that Reporting Person, developments in the business and finances of the Reporting Person and general economic and stock market conditions.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Initial Statement is hereby amended and restated in its entirety as follows:

(a)        See response corresponding to row 11 of the cover page of each Reporting Person for the aggregate number of Shares beneficially owned by the Reporting Persons, which is incorporated herein by reference.  See response corresponding to row 13 of the cover page of each Reporting Person for the percentage of Shares beneficially owned by each of the Reporting Persons, which is incorporated herein by reference.  The Adviser makes decisions as to dispositions of the shares held in the discretionary accounts of the Adviser Clients (as defined below in Item 6) by means of a committee composed of three of the directors of Adviser.  No one officer or director of any of the Reporting Persons, with the exception of Mr. Goodwin, has the ability to direct the disposition of the Shares.

(b)         See responses corresponding to rows seven through ten of the cover page of each Reporting Person for the number of Shares as to which each Reporting Person has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, and shared power to dispose or to direct the disposition, which responses are incorporated herein by reference.  The Adviser shares the power to vote or direct the vote and the power of disposition with each of the Adviser Clients with respect to the Shares in their respective accounts.

(c)          During the past 60 days, Adviser has effected the following Share transactions for the account of Inland American, each via the New York Stock Exchange:

Date	Type of Transaction	No. of Shares	Price Per Share	Total Purchase Price
December 27, 2007	B	1,500	$8.86	$13,332
December 28, 2007	B	1,500	$8.70	$13,095
December 31, 2007	B	3,500	$8.37	$29,405
January 2, 2008	B	1,500	$8.47	$12,756
January 3, 2008	B	2,000	$8.76	$17,591
January 4, 2008	B	1,500	$8.46	$12,740
January 7, 2008	B	3,500	$8.02	$28,191
January 8, 2008	B	3,000	$8.07	$24,295
January 9, 2008	B	6,700	$7.99	$53,743
January 10, 2008	B	2,000	$7.97	$16,005
January 11, 2008	B	6,000	$7.90	$47,564
January 14, 2008	B	6,500	$7.83	$51,074
January 15, 2008	B	3,000	$7.57	$22,795
January 16, 2008	B	5,000	$7.60	$38,155
January 17, 2008	B	6,800	$7.50	$51,238
January 18, 2008	B	5,000	$7.23	$36,310
January 22 , 2008	B	2,000	$7.00	$14,065
January 23, 2008	B	2,000	$7.33	$14,725
January 24, 2008	B	9,000	$8.20	$74,075
January 25, 2008	B	5,000	$8.05	$40,405
January 28, 2008	B	1,100	$7.94	$8,774
January 31, 2008	B	2,000	$7.97	$16,005
February 1, 2008	B	4,300	$7.97	$34,405
February 15, 2008	B	19,100	$8.55	$163,848
February 19, 2008	B	30,000	$8.71	$262,181
February 20, 2008	B	5,100	$8.60	$44,006

In addition, during the past 60 days, Adviser has effected the following Share transactions for the account of Benedictine University, each via the New York Stock Exchange:

Date	Type of Transaction	No. of Shares	Price Per Share	Total Purchase Price
January 24, 2008	B	1,000	$8.20	$8,235
February 15, 2008	B	1,000	$8.55	$8,583

In addition, during the past 60 days, Adviser has effected the following Share transactions for the account of Eagle, each via the New York Stock Exchange:

Date	Type of Transaction	No. of Shares	Price Per Share	Total Purchase Price
January 18, 2008	B	2,000	$7.23	$14,527
January 22, 2008	B	2,000	$7.00	$14,065

In addition, during the past 60 days, Adviser has effected the following Share transactions for the account of Mr. Goodwin, each via the New York Stock Exchange:

Date	Type of Transaction	No. of Shares	Price Per Share	Total Purchase Price
January 15, 2008	B	1,000	$7.65	$7,655
January 16, 2008	B	1,000	$7.55	$7,545
January 17, 2008	B	1,000	$7.39	$7,385
January 18, 2008	B	1,000	$7.18	$7,175
January 25, 2008	B	1,000	$7.95	$7,950
February 20, 2008	B	5,500	$8.61	$47,382

In addition, during the past 60 days, Adviser has effected the following Share transactions for the account of Mr. Baum, via the New York Stock Exchange:

Date	Type of Transaction	No. of Shares	Price Per Share	Total Purchase Price
December 31, 2007	B	1,000	$8.34	$8,341

In addition, during the past 60 days, Adviser has effected the following Share transactions for the account of Mr. Cosenza, via the New York Stock Exchange:

Date	Type of Transaction	No. of Shares	Price Per Share	Total Purchase Price
January 23, 2008	B	28,000	$7.87	$220,289

To the knowledge of the Reporting Persons, none of the executive officers and directors of Inland American, IWRRETI, Adviser, IREIC or TIGI, with the exception of Mr. Goodwin, Mr. Baum, and Mr. Cosenza, has effected any transactions in Shares of the Company in the last 60 days.

(d)           None.

(e)           Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety as follows:

The Adviser purchased the Shares for the accounts of its clients, respectively, pursuant to the terms of that client’s corresponding Advisory Agreement.  The Advisory Agreements provide that Adviser has full discretionary authority with respect to the investment and reinvestment of the assets of the separate accounts that each of Inland American, IWRRETI, Eagle, Mr. Goodwin, Mr. Baum and Mr. Cosenza (collectively, the “Adviser Clients” and, each individually, an “Adviser Client”) maintains with Adviser, subject to certain investment guidelines that the Adviser Clients may provide from time to time.  These guidelines take effect generally fifteen days after notice to Adviser.  The Advisory Agreements also provide that the Adviser has the power as an Adviser Client’s proxy and attorney-in-fact to vote, tender or direct the voting or tendering of all of the assets of the accounts of that Adviser Client.  Either party to an Advisory Agreement may terminate that Advisory Agreement upon thirty days’ written notice.  The Inland American and IWRRETI Advisory Agreements are attached to this Schedule 13D as Exhibit 7.1 and Exhibit 7.2, and a form of advisory agreement into which each of the other Adviser Clients has entered is attached as Exhibit 7.4 to this Schedule 13D.

Because there is no written or other express agreement between or among Inland American, IWRRETI, Eagle or any of the other Adviser Clients to acquire, hold, vote or dispose of Shares, and the services provided by investment advisers to clients generally do not create such an agreement between or among that adviser and its clients, the Adviser Clients and Adviser in accordance with instruction (2) to the cover page of Schedule 13D do not affirm that they are acting as a “group” for purposes of Section 13(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); however, in accordance with the perceived statutory purpose of Section 13(d) to inform investors as to accumulations of an issuer’s securities and because of the relationships among the Reporting Persons described in this Schedule 13D, the Reporting Persons have filed this Schedule 13D jointly pursuant the rules promulgated under Section 13(d), including Rule 13d-1(k).  Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships, legal or otherwise, among the persons named in Item 2 and between these persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Adviser, IWRRETI, Inland American and Eagle are separate legal entities.  IREIC sponsored Inland American and IWRRETI.  Adviser is a wholly owned subsidiary of IREIC, which is a wholly owned subsidiary of TIGI, of which Mr. Goodwin is a controlling shareholder.  Eagle is a wholly owned subsidiary of TIRETG, which is also a wholly owned subsidiary of TIGI.  These entities have some common officers and directors; however, the boards of directors of Inland American and IWRRETI are comprised of a majority of independent directors.  An investment committee comprised of three members of the board of directors of Adviser oversees the overall investment strategy and decisions made with respect to the discretionary accounts that it manages within the respective investment guidelines provided to it by its clients, including Inland American, IWRRETI and the other Adviser Clients.  Mr. Goodwin, Mr. Robert D. Parks and Ms. Roberta S. Matlin are members of this investment committee.  Mr. Goodwin manages the day-to-day operations of Adviser.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Initial Statement is hereby amended and supplemented by the addition of the following exhibit:

Exhibit Number	Exhibit
7.4	Form of Investment Advisory Agreement For Discretionary Accounts

7.5	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:February 20, 2008	INLAND AMERICAN REAL ESTATE TRUST, INC.

/s/ Brenda G. Gujral
	Name:	Brenda G. Gujral
	Title:	President

Dated:February 20, 2008	INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

/s/ Steven P. Grimes
	Name:	Steven P. Grimes
	Title:	Chief Operating Officer

Dated:February 20, 2008	INLAND INVESTMENT ADVISORS, INC.

/s/ Roberta S. Matlin
	Name:	Roberta S. Matlin
	Title:	President

Dated:February 20, 2008	INLAND REAL ESTATE INVESTMENT CORPORATION

/s/ Roberta S. Matlin
	Name:	Roberta S. Matlin
	Title:	Senior Vice President

Dated:February 20, 2008	THE INLAND GROUP, INC.

/s/ Daniel L. Goodwin
	Name:	Daniel L. Goodwin
	Title:	President

Dated:February 20, 2008	EAGLE FINANCIAL CORP.

/s/ Daniel L. Goodwin
	Name:	Daniel L. Goodwin
	Title:	President

Dated:February 20, 2008	THE INLAND REAL ESTATE TRANSACTIONS GROUP, INC.

/s/ Daniel L. Goodwin
	Name:	Daniel L. Goodwin
	Title:	President

Dated:February 20, 2008	DANIEL L. GOODWIN

/s/ Daniel L. Goodwin

Dated:February 20, 2008	ROBERT H. BAUM

/s/ Robert H. Baum

Dated:February 20, 2008	G. JOSEPH COSENZA

/s/ G. Joseph Cosenza

Appendices A – G are hereby amended and restated in their entirety:

General Note Regarding Appendices A – G

For purposes of Item 2(c) as it pertains to an executive officer or director of one of the Reporting Persons whose principal employer is Inland Real Estate Investment Corporation (“IREIC”) or The Inland Group, Inc. (“TIGI”), the principal business of each of those corporations is providing property management, leasing, marketing, acquisition, disposition, development, redevelopment, renovation, construction, finance, investment products and other services related to real estate.  IREIC is the sole shareholder of Inland American Business Manager & Advisor, Inc.  The principal business of Inland American Business Manager & Advisor, Inc. is overseeing and managing Inland American’s day-to-day operations, including identifying potential investment opportunities in real estate assets and assisting the board in evaluating those opportunities; preparing regulatory filings and other reports required by law; administering bookkeeping and accounting functions; and undertaking and performing all services and activities necessary and proper to carry out Inland American’s investment objectives.

Appendix A

Executive Officers and Directors of Inland American

Names and Titles of Inland American Executive Officers and Directors	Principal Occupation or Employment and Business of Principal Employer	Business or Residence Address; Citizenship
J. Michael Borden, Director

President and Chief Executive Officer of Freedom Plastics, Inc., Rock Valley Trucking Co., Inc., Total Quality Plastics, Inc., Rock Valley Leasing, Inc., Hufcor Inc., Airwall, Inc. and Soft Heat; Chief Executive Officer of Hufcor Asia Pacific in China and Hong Kong, Marashumi Corp. in Malaysia, Hufcor Australia Group, and F. P. Investments.

Hufcor, Inc. P.O. Box 591 Janesville, WI 53547 United States Citizen

Thomas F. Glavin, Director

Owner of Thomas F. Glavin & Associates, Inc., a certified public accounting firm started in 1988, and partner in Gateway Homes, which has zoned, developed and managed a 440 unit manufactured home park in Frankfort, Illinois as well as single family home sites.

414 Plaza Drive, Suite 304 Westmont, IL 60551 United States Citizen

Brenda G. Gujral, President and Director	President and Chief Operating Officer, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

David Mahon, Director

Managing Director of GE Antares Capital and one of GE Antares’ senior deal professionals in leveraged finance; works in capital markets where he is responsible for structuring and syndicating GE Antares’ transactions.

GE Antares Capital 500 West Monroe Street Chicago, IL 60661 United States Citizen

Appendix A-1

Thomas F. Meagher, Director	Principal stockholder and Chairman of Professional Golf Cars of Florida; serves on the board of directors of The Private Bank of Chicago, DuPage Airport Authority and the TWA Plan Oversight Committee.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Robert D. Parks, Chairman of the Board; Director	Chairman, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Paula Saban, Director

President and principal stockholder in Newport Distribution, Inc., a construction products company.

Recently retired from Bank of America as Senior Vice President/Private Client Manager with Bank of America’s Private Bank and Banc of America Investment Services, Inc. where she managed a diverse client portfolio; responsible for client management and overall client satisfaction.

807 Tory Court Schaumburg, IL 60173 United States Citizen

William J. Wierzbicki, Director

Registered Professional Planner in the Province of Ontario, Canada; sole proprietor of “Planning Advisory Services,” a land-use planning consulting service providing consultation and advice to various local governments, developers and individuals; Chairman of the Sault North Planning Board, which is responsible for land-use planning for 32 unorganized townships north of the city of Sault Ste. Marie; independent director on the Sault Area Hospital board of directors and sits on that board’s New Hospital Planning Committee and the Quality and Performance Committee.

28 Tadcaster Place Sault Ste. Marie, Ontario Canada P6B 5E4 Canadian Citizen

Roberta S. Matlin, Vice President – Administration	Senior Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Lori Foust, Treasurer and Principal Financial Officer	Treasurer and Principal Financial Officer of Inland American; Chief Financial Officer of Inland American Business Manager & Advisor, Inc.; principally employed by IREIC.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Scott W. Wilton, Secretary

Secretary of Inland American; Assistant Vice President of The Inland Real Estate Group, Inc.; Secretary of Inland Real Estate Exchange Corporation; Secretary of Inland American Business Manager & Advisor, Inc.; principally employed as Assistant Counsel with The Inland Real Estate Group, Inc. law department, which provides legal services, including drafting and negotiating real estate purchase and sales contracts, leases and other real estate or corporate agreements and documents, performing due diligence, and rendering legal opinions.

2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Appendix A-2

Jack Potts, Principal Accounting Officer	Principal Accounting Officer of Inland American and Chief Accounting Officer of Inland American Business Manager & Advisor, Inc.; principally employed by IREIC.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Appendix A-3

Appendix B

Executive Officers and Directors of Inland Western Retail Real Estate Trust, Inc.

Names and Titles of IWRRETI Executive Officers and Directors	Principal Occupation or Employment and Business of Principal Employer	Business or Residence Address; Citizenship
Kenneth H. Beard, Director	President and chief executive officer of Midwest Mechanical Group, a mechanical construction and service company.	Midwest Mechanical Group 540 Executive Drive Willowbrook, Illinois 60527 United States Citizen
Frank A. Catalano, Jr., Director	President of Catalano & Associates, a real estate company that includes brokerage, property management and rehabilitation and leasing of office buildings.	Catalano & Associates 105 South York Road, Suite 200 Elmhurst, Illinois 60126 United States Citizen
Paul R. Gauvreau, Director

Retired chief financial officer, financial vice president and treasurer of Pittway Corporation, a New York Stock Exchange listed manufacturer and distributor of professional burglar and fire alarm systems and equipment.

4483 RFD Long Grove, Illinois 60047 United States Citizen
Gerald M. Gorski, Director	Partner in the law firm of Gorski and Good located in Wheaton, Illinois, practicing governmental law.	211 S. Wheaton Ave., Suite 305 Wheaton, Illinois 60187 United States Citizen
Brenda G. Gujral, Director	President and Chief Operating Officer, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen
Richard P. Imperiale, Director	President, Forward Uniplan Advisors, money management firm.	Forward Uniplan Advisors, Inc. 22939 West Overson Road Union Grove, WI 53182 United States Citizen
Kenneth E. Masick, Director	Partner, Wolf & Company, LLP, public accounting firm.	Wolf & Co. 2100 Clearwater Drive Oak Brook, IL 60523 United States Citizen
Barbara A. Murphy, Director	Chairwoman of the DuPage Republican Party, member of the Illinois Motor Vehicle Review Board and a member of the Matrimonial Fee Arbitration Board.	850 Saddlewood Glen Ellyn, Illinois 60137 United States Citizen

Appendix B-1

Niall J. Byrne, Vice President	Vice President of Inland Western Retail Real Estate Trust, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen
Shane C. Garrison, Chief Investment Officer	Chief Investment Officer of Inland Western Retail Real Estate Trust, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen
Steven P. Grimes, Chief Operating Officer and Chief Financial Officer	Chief Operating Officer and Chief Financial Officer of Inland Western Retail Real Estate Trust, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen
Dennis Holland, General Counsel and Secretary	General Counsel and Secretary of Inland Western Retail Real Estate Trust, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen
James Kleifges, Chief Accounting Officer	Chief Accounting Officer of Inland Western Retail Real Estate Trust, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen
Michael J. O’Hanlon, President and Chief Executive Officer	President and Chief Executive Officer of Inland Western Retail Real Estate Trust, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen
Robert D. Parks, Chairman and Director	Chairman, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Appendix B-2

Appendix C

Executive Officers and Directors of Adviser

Names and Titles of Adviser Executive Officers and Directors	Principal Occupation or Employment and Business of Principal Employer	Principal Business Conducted by Employer; Business or Residence Address; Citizenship
Brenda G. Gujral,Director and Vice President	President and Chief Operating Officer, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Roberta S. Matlin, Director and President	Senior Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Daniel L. Goodwin, Director	Chairman and President, The Inland Group, Inc. and Chairman of Inland Real Estate Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Robert D. Parks, Director	Chairman, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Catherine L. Lynch, Treasurer and Secretary	Treasurer and Secretary, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Appendix C-1

Appendix D

Executive Officers and Directors of IREIC

Names and Titles of IREIC Executive Officers and Directors	Principal Occupation or Employment and Business of Principal Employer	Principal Business Conducted by Employer; Business or Residence Address; Citizenship
Daniel L. Goodwin, Director	Chairman and President, The Inland Group, Inc. and Chairman of Inland Real Estate Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Robert H. Baum, Director	Vice Chairman, Executive Vice President and General Counsel of The Inland Group, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Brenda G. Gujral, Director & Vice President	President and Chief Operating Officer, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Roberta S. Matlin, Director & President	Senior Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Robert D. Parks, Director	Chairman, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Catherine L. Lynch, Treasurer and Secretary	Treasurer and Secretary, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

George A. Pandaleon, Senior Vice President	Senior Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Ulana B. Horalewskyj, Senior Vice President	Senior Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

George Adamek, Vice President	Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523

Appendix D-1

United States Citizen

Marianne Jones, Vice President	Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Guadalupe Griffin, Vice President	Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Dawn M. Williams, Vice President- Marketing	Vice President-Marketing, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Sandra Perion, Vice President- Operations	Vice President-Operations, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Appendix D-2

Appendix E

Executive Officers and Directors of TIGI

Names and Titles of TIGI Executive Officers and Directors	Principal Occupation or Employment and Business of Principal Employer	Principal Business Conducted by Employer; Business or Residence Address; Citizenship
Daniel L. Goodwin, Chairman and President	Chairman and President, The Inland Group, Inc. and Chairman of Inland Real Estate Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Robert H. Baum Vice Chairman, Executive Vice President and General Counsel	Vice Chairman, Executive Vice President and General Counsel of The Inland Group, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

G. Joseph Cosenza, Vice Chairman	Vice Chairman, The Inland Group, Inc., President Inland Real Estate Transactions, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Robert D. Parks, Director	Chairman, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Appendix E-1

Appendix F

Executive Officers and Directors of Eagle

Names and Titles of Eagle Executive Officers and Directors	Principal Occupation or Employment and Business of Principal Employer	Principal Business Conducted by Employer; Business or Residence Address; Citizenship
Daniel L. Goodwin, President and Director	Chairman and President of The Inland Group, Inc. and Chairman of Inland Real Estate Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen
Kiran C. Joshi, Director and Vice President	Director and Vice President of Inland Real Estate Acquisitions, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen
Alan F. Kremin, Director, Treasurer and Secretary	Director, Chief Financial Officer, Treasurer and Secretary of The Inland Real Estate Transaction Group, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

F-1

Appendix G

Executive Officers and Directors of TIRETG

Names and Titles of TIRETG Executive Officers and Directors	Principal Occupation or Employment and Business of Principal Employer	Principal Business Conducted by Employer; Business or Residence Address; Citizenship
Daniel L. Goodwin, President and Director	Chairman and President of The Inland Group, Inc. and Chairman of Inland Real Estate Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen
Robert H. Baum, Director and Vice President	Vice Chairman, Executive Vice President and General Counsel of The Inland Group, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen
Alan F. Kremin, Director, Chief Financial Officer, Treasurer and Secretary	Director, Chief Financial Officer, Treasurer and Secretary of The Inland Real Estate Transaction Group, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

G-1